Exhibit 99.3
FRONTIER PACIFIC MINING
CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2007
Expressed in Canadian Funds
NOTICE
The accompanying unaudited consolidated financial statements of Frontier Pacific Mining Corporation for the six month period ended June 30, 2007, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

Management’s Responsibility for Financial Reporting
The accompanying unaudited interim consolidated financial statements of Frontier Pacific Mining Corporation (the “Company”) have been prepared by and are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and where appropriate, reflect management’s best estimates and judgements based on currently available information.
Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.
The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an annual audit in accordance with Canadian generally accepted auditing standards.
The Audit Committee of the Board of Directors meets periodically with management to review the interim consolidated financial statements and related financial reporting matters prior to approval of the interim consolidated financial statements.

“Mohan R. Vulimiri”	“Peter F. Tegart”

M. Vulimiri, Chief Financial Officer and Director	P. Tegart, Chief Executive Officer and Director

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
As at June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$16,760,078	$13,757,740
Short term investments (Note 6)	23,000	23,000
Amounts receivable	131,132	22,387
Due from related party (Note 9)	367,936	9,190
Marketable securities (Notes 3 and 5)	1,680,000	400,000
Prepaid expenses	138,907	87,216

	19,101,053	14,299,533

Property and equipment, net (Note 4)	164,898	125,469
Mineral interests (Note 7)	22,498,132	19,157,322
Reclamation bond	7,847	7,847

	$41,771,930	$33,590,171

LIABILITIES

Current
Accounts payable and accrued liabilities	$682,102	$443,302
Due to related parties (Note 9)	—	31,500

	682,102	474,802

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	55,968,544	48,560,505
Contributed surplus — option compensation (Note 8)	999,167	756,548
Contributed surplus (Note 8)	319,247	319,247
Accumulated other comprehensive income (Note 3)	1,280,000	—
Deficit	(17,477,130)	(16,520,931)

	41,089,828	33,115,369

	$41,771,930	$33,590,171

Commitments (Note 7, Note 10)
ON BEHALF OF THE BOARD:

“Peter F. Tegart”, Director	“G. Ross McDonald”, Director

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Interim Consolidated Statement of Operations and
Comprehensive Loss
For the Six Month Period Ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

	Three	Three
	Months	Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

General and Administrative Expenses
Salaries and benefits	$198,694	$144,776	$397,927	$304,163
Stock-based compensation	138,652	55,803	242,619	110,992
Travel and promotion (See Note 7a)	(161,581)	43,797	185,100	76,088
Office, telephone and sundry	61,028	62,087	165,378	106,218
Accounting and audit	13,150	32,307	37,294	44,811
Management fees	50,000	18,000	60,000	27,000
Legal fees	63,441	17,760	78,286	25,859
Shareholder information	18,949	14,614	25,051	18,118
Regulatory compliance	10,531	15,385	29,854	21,590
Amortization	11,821	6,321	21,090	8,737
Insurance	11,699	7,083	21,359	12,034
Consulting fees	—	—	3,623	—
Property tax	—	4,161	—	4,161
Interest and bank fees	(45)	765	915	2,691

	416,339	442,408	1,268,496	808,743

(Income) and other expenses
Interest income	(146,511)	(140,997)	(279,424)	(160,577)
Foreign exchange (gain) loss	(89,717)	42,728	(80,574)	38,229
Expense exploration costs (See Note 7c)	—	—	47,701	—

	(236,228)	(98,269)	(312,297)	(122,348)

Loss for the period	180,111	344,139	956,199	686,395

Other Comprehensive Loss
Unrealized loss on marketable securities	1,040,000	—	1,140,000	—

Total Comprehensive Loss for the Period	$1,220,111	$344,139	$2,096,199	$686,395

Weighted average number of shares	138,420,871	119,544,248	135,137,729	117,523,324

Loss per share	$0.00	$0.00	$0.01	$0.01

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Deficit and Accumulated
Other Comprehensive Income
For the Six Month Period Ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

	Three	Three
	Months	Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Interim Consolidated Statement of Deficit
Balance, Beginning of period	$17,297,019	$14,093,060	$16,520,931	$13,750,804
Net loss for the period	180,111	344,139	956,199	686,395

Balance, End of period	$17,477,130	$14,437,199	$17,477,130	$14,437,199

Interim Consolidated Statement of Accumulated Other Comprehensive Income
Balance, Beginning of period	$2,320,000	$—	$—	$—
Adjustment to opening balance (see Note 3a)	—	—	2,420,000	—
Unrealized loss on marketable securities	(1,040,000)	—	(1,140,000)	—

Balance, End of period	$1,280,000	$—	$1,280,000	$—

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the Six Month Period Ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Cash Resources Provided By (Used In)

Operating Activities
Loss for the period	$(180,111)	$(344,139)	$(956,199)	$(686,395)

Items not affecting cash
Amortization	11,821	(20,695)	21,090	(18,278)
Stock based compensation	138,652	55,803	242,619	110,992

	(29,638)	(309,031)	(692,490)	(593,681)
Changes in non-cash working capital
Accounts receivable	617	(49,997)	(104,144)	(29,612)
Prepaid expenses	(55,026)	(10,208)	(51,691)	(9,580)
Accounts payable and accrued liabilities	(244,700)	94,730	(208,959)	13,182
Due from related parties	(346,427)	5,575	(363,346)	5,094
Due to related parties	—	—	—	(74,174)

	(675,174)	(268,931)	(1,420,630)	(688,771)

Investing Activities
Mineral interests expenditures	(1,732,238)	(669,170)	(2,693,554)	(899,791)
Purchase of marketable securities	—	(250,000)	—	(250,000)
Proceeds on disposition of short term investments	—	2,552,881	—	3,153,284
Purchase of equipment	(49,442)	(2,994)	(60,517)	(24,728)

	(1,781,680)	1,630,717	(2,754,071)	1,978,765

Financing Activities

Issuance of share capital	6,359,794	13,988,102	7,177,039	14,243,027

Net Increase (Decrease) in Cash	3,902,940	15,349,888	3,002,338	15,533,021
Cash position — Beginning of Period	12,857,138	262,140	13,757,740	79,007

Cash position — End of Period	$16,760,078	$15,612,028	$16,760,078	$15,612,028

Supplemental schedule of non cash investing and financial activities;

Stock based compensation	$138,652	$55,803	$242,619	$110,992
Shares issued for mineral properties	$231,000	$160,000	$231,000	$160,000
Accrued mineral expenditure costs	$416,257	$—	$416,257	$—

— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

1.	Nature of Operations

Frontier Pacific Mining Corporation and its subsidiaries (collectively the “Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties.

2.	Significant Accounting Policies
(a)	Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual audited financial statements and the notes thereto for the year ended December 31, 2006, except as disclosed in Note 3.

In the opinion of management of the Company, all adjustments considered necessary for fair presentation have been included in these interim financial statements. The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended December 31, 2006, except as disclosed in Note 3.

(b)	Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.
3.	Change in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.
(a)	Financial Instruments — Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

3.	Change in Accounting Policies — continued
(a)	Financial Instruments — Recognition and Measurement (Section 3855) — continued

new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:
(i)	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.
In accordance with this new standard, the Company has classified its financial instruments as follows:

Marketable securities and investments are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).
(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

3.	Change in Accounting Policies — continued
(c)	Comprehensive Income (Section 1530) — continued

“comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.
4.	Property and Equipment

			June 30, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	55,051	(53,677)	1,374
Computer equipment	105,893	(40,218)	65,675
Furniture and fixtures	313,560	(294,522)	19,038

	$553,315	$(388,417)	$164,898

			December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$78,811	$—	$78,811
Machinery	55,051	(53,677)	1,374
Computer equipment	53,226	(25,605)	27,621
Furniture and fixtures	306,391	(288,728)	17,663

	$493,479	$(368,010)	$125,469

5.	Marketable Securities

As at January 1, 2007 the Company held marketable securities with a quoted market value of $2,820,000. As at June 30, 2007 the quoted market value of these securities was $1,680,000 the decrease in value of $1,140,000 has been recorded in the statement of operations and comprehensive loss.

				June 30,	December	December
			June 30,	2007	31,2006	31,2006
	Number of	%	2007 Book	Market	Book	Market
	Shares	Owned	Value	value	Value	Value

Solex
Resources Inc.	2,000,000	4%	$400,000	$1,680,000	$400,000	$2,820,000

Solex Resources Inc. (“Solex”) and the Company are companies with a common director.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

6.	Short Term Investments

Short-term investments consist of as at June 30, 2007:

	Value	Maturity Date

GIC	$23,000	July 15, 2007

This consists of two $11,500 GICs, which the Company has provided as security to the Company’s two corporate MasterCard accounts. These deposits bear interest at approximately 2.35% per annum. The Company has cancelled these corporate MasterCard accounts effective July 15, 2007.
7.	Mineral Interests

Mineral interest expenditures for the six month period ended June 30, 2007 are as follows:

	Perama	Macusani	Total

Balance December 31, 2006	$16,337,861	$2,819,461	$19,157,322

Activity 2007;
Acquisition costs:	45,343	231,000	276,343
Exploration costs:
Office expenditures	—	22,278	22,278
Project management	85,642	22,921	108,563
Design engineering	33,051	—	33,051
Geological consulting	—	251,690	251,690
Geophysical consulting	—	10,643	10,643
Survey, evaluation, mapping	—	90,232	90,232
Drilling	—	1,283,352	1,283,352
Assays	22,824	224,570	247,394
Field supplies and equipment	—	1,491	1,491
Camp	—	293,541	293,541
Gov’t licenses and permits	—	153,019	153,019
Travel expenditures	—	23,381	23,381
Bank charges and fees	—	6,989	6,989
Legal expenses	—	3,885	3,885
Community relations	—	7,384	7,384
Accounting and audit	—	6,944	6,944
IGV Sales Tax	—	226,968	226,968
Permitting	655,920	—	655,920

Total activity 2007	842,780	2,860,288	3,703,068
Joint venture recoveries	—	(362,258)	(362,258)

Balance June 30, 2007	$17,180,641	$5,317,491	$22,498,132

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

7.	Mineral Interests — continued
Mineral interest expenditures as at December 31, 2006:

	Perama	Macusani	Dixie Creek	Total

Acquisition costs:	$16,419,325	$276,588	$319,910	$17,015,823
Exploration costs:
Office, supplies and services	—	1,315	—	1,315
Project Management expenditures	121,918	100,310	—	222,228
Design Engineering Consultants	84,039	—	—	84,039
Geological and engineering	—	420,297	13,027	433,324
Geophysical consulting	—	378,906	—	378,906
Survey, Evaluation and Mapping	—	87,514	—	87,514
Drilling	—	387,801	728,173	1,115,974
Assaying	—	67,090	4,980	72,070
Field supplies and equipment	—	140,938	—	140,938
Camp, Exploration, Support	—	233,679	2,980	236,659
Gov’t Fees, Licenses & Permits	—	418,196	6,103	424,299
Travel expenditures	7,859	69,045	5,088	81,992
Bank charges, fees and fx	—	9,785	—	9,785
Legal Expense	—	25,276	—	25,276
Community Relations	—	39,094	—	39,094
Accounting & audit	—	11,674	—	11,674
Tax Recoveries	(295,280)	151,953	—	(143,327)

	16,337,861	2,819,461	1,080,261	20,237,583
Write off mineral interest costs			(1,080,261)	(1,080,261)

Project costs December 31, 2006	$16,337,861	$2,819,461	$—	$19,157,322

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

7.	Mineral Interests — continued
a)	Perama Hill Gold Project, Greece

On December 16, 2004 the Company acquired 100% of the outstanding shares of Thracean Gold Mining S.A. (“TGM”), a company incorporated in Greece that holds a 100% interest in the Perama Hill Gold Project.

The purchase price for the shares of TGM was US$12,000,000 (CDN$14,814,895). In addition the Company incurred property investigation costs in the amount of CDN $560,198 and CDN $157,108 which were included in the acquisition costs.

In addition, the Company agreed, on March 12, 2004, to reimburse the Sellers for the actual reasonable costs incurred by the Sellers in connection with the operation of TGM from March 12, 2004 to December 16, 2004. These amounted to CDN $1,033,578 and are considered part of the purchase price.

Total acquisition costs for TGM recorded in the Company’s accounts are CDN $16,565,779.

The Company also agreed to pay the following additional contingent payments:

A cash payment of US$3,000,000 upon commencement of commercial production from the Project; and

A 2.5% net smelter return royalty payable on all ores, minerals, metals, materials or other products produced from the Project.

The cash payment of US$3,000,000 is a contingent consideration and is not reflected in the financial statements until the condition has been met.

By agreement dated April 10, 1997, TGM was granted an option in certain mineral exploration licenses (MEL’s) located adjacent to the Perama Hill Gold Project. The option payments were suspended April 11, 2002 pending approval by the regional government to renew the MEL’s. In the event that the MEL’s are renewed TGM can maintain its option by paying the remaining balance due of €608,950 to the vendor as follows;

Amount in
Euros

Upon the approval of the License of Environmental Impact Study (EIS) by the Ministries of Research, Development and the Environment	€121,790
Upon final approval of the EIS	121,790
Upon the issuance of the Construction License by the Ministry of Development	121,790
Upon the issuance of the Intervention License according to the Forest Protection Legislation	121,790
Upon issuance of the Operational Licenses by the Ministry of Development	60,895
Upon commencement of the operation of the project	60,895

€608,950

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

7.	Mineral Interests — continued
a)	Perama Hill Gold Project, Greece — continued

The property title was transferred to TGM as part of the agreement but the vendor has the right to regain it should TGM not satisfy its part(s) of the agreement.

The permitting status for the development of the Perama Hill Gold Project is presently awaiting approval of the ETR (Environmental Terms of Reference) by the Joint Ministerial Council made up of five ministers within the National Greek government. The ETR, drafted by the Ministry of Environment and agreed to by the Company, is awaiting the Joint Ministerial Resolution (JMR) which effectively approves the Environmental Impact Statement (EIS), allowing the Company to proceed with development of the project.

The Company has begun effective January 1, 2007, to capitalize the cost associated with obtaining the various permits required to commence construction and operate the mine. The costs incurred in the first quarter 2007 $229,571 were included in the Company’s operating expenses under the heading Travel and Promotion. These permitting costs have now been included as part of the Mining Interest costs under the heading Permitting.

Management has instituted a program to assess the geological, environmental and political factors relating to the Perama Hill Gold Project and to review, on a quarterly basis, any potential for impairment.

b)	Macusani Project, Peru

On April 19, 2005 the Company entered into an option management agreement with Solex Resources Inc. (“Solex) to acquire an undivided 50% interest in a uranium property near Puno, Peru, consisting of 55 mineral concessions covering an area of approximately 35,000 hectares. Subsequently an additional 11,000 hectares were acquired and made subject to the original agreement.

The Company must, at its option, make a cash payment of USD $50,000 (paid), and issue shares and incur minimum exploration expenditures as follows:

	Exploration costs
	(USD)		Common Shares

On date of the agreement	$—		200,000	(issued)
On or before April 19, 2006	400,000	(complete)	250,000	(issued)
On or before April 19, 2007	350,000	(complete)	300,000	(issued)
On or before April 19, 2008	500,000	(complete)	350,000
On or before April 19, 2009	900,000	(complete)	400,000
On or before April 19, 2010	1,850,000	(complete)	—

	$4,000,000		1,500,000

In addition, the Company subscribed for $150,000 in units of the Optionor at a price of $0.15 per unit. Each unit is comprised of one common share of Solex and one warrant to purchase an additional Solex common share at a price of $0.25 for the first year and $0.35 for the second year. The initial purchase of Solex units was completed in April 2005 and the warrants were

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

7.	Mineral Interests — continued
b)	Macusani Project, Peru — continued

exercised at $0.25 in April 2006. The investment is included on the balance sheet under Marketable Securities (Note 5).

c)	Dixie Creek Property, Nevada, USA

On December 31, 2006 the Company abandoned it’s interest and wrote off acquisition and exploration costs of $1,080,261.

Property expenditures incurred in the three month period ended March 31, 2007 in the amount of $47,701 were expensed in the first quarter 2007.
8.	Share Capital and Contributed Surplus
a)	Share Capital

As at June 30, 2007 the Company’s share capital consists of the following:

Authorized unlimited common shares without par value.

			Contributed
			Surplus
	Number of		Stock	Contributed
Issued and fully paid:	Shares	Amount	Options	Surplus

Balance — December 31, 2006	131,641,170	$48,560,505	$756,548	$319,247
Warrants exercised	18,375,984	7,177,039	—	—
Shares issued for mineral properties	300,000	231,000	—	—
Stock based compensation	—	—	242,619	—

Balance — June 30, 2007	150,317,154	$55,968,544	$999,167	$319,247

b)	Share Purchase of Warrants

As at June 30, 2007 the following share purchase warrants were outstanding:

December 31,	Issued in the	Exercised in the	Expired in the	Balance June 30,
2006	period	period	period	2007

30,888,484	—	18,375,984	12,500	12,500,000

Details as follows:

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

8.	Share Capital and Contributed Surplus — continued
b)	Share Purchase of Warrants — continued

	Exercise	Expiry
Shares	Price	Date

12,500,000	$0.40	July 15, 2007

On July 15, 2007 12,500,000 warrants were exercised for aggregate gross proceeds of $5,000,000.

c)	Stock options

The Company adopted a rolling stock option plan whereby directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, with a maximum of 2% of the Company’s issued and outstanding shares reserved for any one consultant or employee conducting investor relations activities on a yearly basis. Options vest 16.67% on granting and every 90 days thereafter until fully vested. Performance vested options have a term of five years and vest on attaining specified milestones. See the table following:

As at June 30, 2007 the following stock options were outstanding:

Balance December	Issued in the	Exercised in the	Cancelled in the	Balance June 30,
31, 2006	period	period	period	2007

7,145,000	253,000	—	—	7,398,000

Details as follows:

Number of Shares	Price	Expiry Date

350,000	$0.20	September 6, 2007
150,000	$0.20	October 28, 2007
200,000	$0.20	February 6, 2008
50,000	$0.23	March 21,2008
250,000	$0.55	March 1, 2009
53,000	$0.73	March 22, 2009
200,000	$0.41	January 27, 2010
3,820,000	$0.25	October 25, 2010
2,125,000	$0.38	August 4, 2011
200,000	$0.85	March 22, 2012

7,398,000

As at June 30, 2007 5,021,170 stock options are fully vested.
The fair value of options granted is estimated using the Black-Scholes option-pricing model with the following assumptions:

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

8.	Share Capital and Contributed Surplus — continued
c)	Stock options — continued
estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

	2007	2006	2005

Expected dividend yield	0.0%	0.0%	0.0%
Stock Price Volatility	74%	99%	91%
Risk free interest rate	3.80%	3.80%	2.50% - 3.80%
Expected life of options	5 - 2 years	5 years	5 years

9.	Related Party Balances and Transactions
a)	Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

	Paid/Accrued to:	June 30, 2007	December 31, 2006

Management wages and fees	Directors and officers	$229,000	$341,000
	Directors	—	188,929
Exploration costs	Company with a common director	$—	$169,788

	Received/Accrued from:	June 30, 2007	December 31, 2006

Office rent and services	Company with a common director	$31,260	$61,260
Recovery of Exploration costs	Company with a common director	$362,258	$—

b)	Amounts due to related parties are $NIL (2006 — $31,500). Prior year amounts were bonuses and fees payable to employees.
Amounts due from related parties of $367,936 (2006 — $9,190) were for exploration cost sharing of $362,258 (2006 $Nil) and office service costs and travel advances $5,678 (2006 $9,190) from officers of the Company. Prior year amounts were office service costs and a travel advance to an officer of the Company. The exploration cost sharing agreement calls for payment within thirty days of receipt of invoice. The remaining balances bear no interest and have no specific terms of repayment.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the six month period ended June 30, 2007
Unaudited — Prepared by Management
Canadian Funds

9.	Related Party Balances and Transactions — continued
The above transactions occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
10.	Commitments

The Company has the following office lease obligations as at June 30, 2007:

Location		Commitment	Expiry Date

Vancouver	Office lease	$130,732	August 31, 2011

Greece:	Office lease	8,433	November 13, 2007
	Office lease	15,930	July 25, 2009
	Office lease	16,214	September 14, 2009

		$171,309

11.	Segmented Information

Details are as follows:

	Canada	Greece	Peru	USA	Total

Period Ended June 30, 2007
Loss (income) for the period	$589,592	$426,215	$(63,230)	$3,622	$956,199
Total assets	$18,832,664	$17,435,179	$5,438,311	$65,976	$41,771,930

Year Ended December 31, 2006
Loss (income) for the year	$2,118,041	$614,288	$(4,071)	$41,870	$2,770,128
Total assets	$13,973,740	$16,558,452	$2,988,381	$69,598	$33,590,171

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